Treefort Music Fest

March 25 - 29, 2020 | Downtown Boise, Idaho



9 Years

1ST B-CORP CERTIFIED FESTIVAL in 2015

Cultural Ambassador for
City of Boise 2015-2017

5 Days



 **42% Local**

 **25% Regional**

 **28% National**

 **5% International**

400+ Bands

35+ Venues
Over half are all ages!

1,200 Volunteers

10 Forts



 2012: Alefort

 2020: Artfort

 2014: Comedyfort

 2013: Filmfort

 2016: Foodfort

 2014: Hackfort

 2015: Kidfort

 2014: Skatefort

 2014: Storyfort

 2013: Yogafort

Environmentally Responsible

No single-use plastics at Main Stage
Solar Power Trailer at Main Stage
Compost + recycling program
Reuse + recycle festival decor
Dedicated Treefort Green Team

66.5% from Idaho
33.5% Visiting



from as far away as Australia!

25,000+ Fans in attendance